CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Acquires Patterson Claims

Vancouver, Canada, January 17th, 2013 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce its acquisition of three claim groups, totalling 6,687 ha, located in the Patterson Lake area of the western Athabasca basin, Saskatchewan. The claims were competitively staked on the first day of Saskatchewan’s new map-based claim staking in December 2012, and are shown in the attached figure. The Company is reviewing plans for exploration and is currently looking for a Joint Venture partner to participate with exploration in this area, where there have been recent uranium discoveries at shallow depths.

CanAlaska has also finalized maintenance budgets on the Joint Ventured Cree East and West McArthur projects. The Company is actively marketing a participating interest in these projects through KPMG Transaction Advisory Services, Hong Kong.

President Peter Dasler invites shareholders and participants at the Cambridge House Investment conference in Vancouver on January 20 and 21 to visit the Company at booth 1314, and to participate at the Company’s corporate presentation to be held at Workshop 1 (Critical Metals) at 4.10 pm Sunday, January 20, 2013 to hear and discuss details of the Company’s activities.

About CanAlaska Uranium

Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 Email: info@canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) since 2004 has undertaken uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". The Company has major international joint venture partners and is concentrating its activities on these most advanced projects.

For more information, visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. See www.canalaska.com for full information on our Forward-Looking Statements There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.